Exhibit 99.1

Rule 3.8A

Appendix 3C

Announcement of buy-back

(except minimum holding buy-back)

Information and documents given to ASX become ASX’s property and may be made public.

Introduced 1/9/99. Origin: Appendix 7B. Amended 13/3/2000, 30/9/2001, 11/01/10

Name of entity	ABN/ARSN
James Hardie Industries plc	097 829 895

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-Market

2	+ Class of shares/units which is the subject of the buy-back (eg, ordinary/preference)	Ordinary shares/CUFS

3	Voting rights (eg, one for one)	One for one

4	Fully paid/partly paid (and if partly paid, details of how much has been paid and how much is outstanding)	Fully paid

5	Number of shares/units in the +class on issue	445,602,441

6	Whether shareholder/unitholder approval is required for buy-back	Not required

7	Reason for buy-back	Ongoing capital management programme as announced to the ASX on 19 May 2016

+ See chapter 19 for defined terms.

11/01/2010 Appendix 3C Page 1

8	Any other information material to a shareholder’s/unitholder’s decision whether to accept the offer (eg, details of any proposed takeover bid)	Not applicable

On-market buy-back
9	Name of broker who will act on the company’s behalf	Goldman Sachs Australia Pty Limited

10	Deleted 30/9/2001.

11	If the company/trust intends to buy back a maximum number of shares - that number Note: This requires a figure to be included, not a percentage.

Ordinary shares/CUFs having an aggregate value of up to US$100 million.

Based on a closing market price on ASX of A$21.80 on 29 July 2016 (being the business day immediately prior to the date of this notice) and an A$/US$ exchange rate of 0.7534 (being the applicable spot rate on the same date) this would equate to a maximum of 6,090,133 ordinary shares/CUFS. However the final maximum number of shares/CUFS will depend upon market price and exchange rate movements over the buyback period.

12	If the company/trust intends to buy back shares/units within a period of time - that period of time; if the company/trust intends that the buy-back be of unlimited duration - that intention

Over the period from the date of this notice up to and including 31 May 2017. Unless an Appendix 3F is given to ASX notifying that the buyback is at an end, the on-market buyback will remain open throughout that period even if no purchases have been made for a period of months.

13	If the company/trust intends to buy back shares/units if conditions are met - those conditions	Not applicable

Employee share scheme buy-back

14	Number of shares proposed to be bought back	Not applicable

15	Price to be offered for shares	Not applicable

Selective buy-back
16	Name of person or description of class of person whose shares are proposed to be bought back	Not applicable

17	Number of shares proposed to be bought back	Not applicable

18	Price to be offered for shares	Not applicable

Equal access scheme
19	Percentage of shares proposed to be bought back	Not applicable

20	Total number of shares proposed to be bought back if all offers are accepted	Not applicable

21	Price to be offered for shares	Not applicable

22	+ Record date for participation in offer Cross reference: Appendix 7A, clause 9.	Not applicable

Compliance statement

1.	The company is in compliance with all Corporations Act requirements relevant to this buy-back.

or, for trusts only:

1.	The trust is in compliance with all requirements of the Corporations Act as modified by Class Order 07/422, and of the trust’s constitution, relevant to this buy-back.

2.	There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

+ See chapter 19 for defined terms.

11/01/2010 Appendix 3C Page 3

Sign here:	/s/ Natasha Mercer	Date:	1 August 2016
(Company secretary)

Print name:	Natasha Mercer